EXHIBIT 17.3

RESIGNATION OF MICHAEL RUSHING

The undersigned, Michael Rushing, hereby resigns as an Officer and a Director of Rich Cigars, Inc. (the “Company”) effective ten (10) days from the date of the mailing of the notice to shareholders on Schedule 14f-1. Such resignation is voluntary and without dispute or disagreement as to the business, accounting, financial, and regulatory matters of the Company. I confirm that the Company owes me no compensation, options or warrants, and/or insurance benefits. I confirm that 260,000 shares of common stock owned by me will be cancelled and returned to treasury on November 27, 2017.

Signed the 27th day of November, 2017.

/s/ Michael Rushing

Michael Rushing